

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2017

Mail Stop 4720

<u>Via E-mail</u>
Dale Gibbons
Chief Financial Officer
Western Alliance Bancorporation
One E. Washington Street Suite 1400,
Phoenix, AZ 85004

> **Re: Western Alliance Bancorporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Response dated April 20, 2017**
> **File No. 001-32550**

Dear Mr. Gibbons:

We have reviewed your April 20, 2017 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2016</u>

<u>Non-GAAP financial measures, page 33</u>

1.   We have read your response to comment one. We believe that adding the net loan discount on acquired loans to the ALLL and to total loans represents a tailor accounting principle prohibited by Regulation G. Please confirm that you will remove the related non-GAAP measures and ratios from future filings.

You may contact Yolanda Trotter, Staff Accountant, at (202) 551-3472 or me at (202) 551-3752 with any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services